Exhibit 6

Denison Mines Corp. Atrium on Bay, 595 Bay Street, Suite 402 Toronto, ON M5G 2C2 Ph. 416-979-1991 • Fx. 416-979-5893 • www.denisonmines.com

PRESS RELEASE	Trading symbols: DML-T, DNN-A
DENISON MINES CORP. REPORTS SECOND QUARTER 2010 RESULTS
Toronto, ON — August 5, 2010... Denison Mines Corp. (“Denison” or the “Company”) (DML: TSX, DNN: NYSE AMEX) today reported its financial results for the three months and six months ended June 30, 2010. All amounts in this release are in U.S. dollars unless otherwise indicated. For a more detailed discussion of the Company’s financial results, see management’s discussion and analysis (“MD&A”), a copy of which is attached to this release.
Financial Highlights
•	Revenue was $27.2 million for the three months and $49.2 million for the six months ended June 30, 2010.
•	Net income was $16.7 million or $0.05 per share for the three months and $7.6 million or $0.02 per share for the six months ended June 30, 2010.
•	Cash flow from operations was $14.0 million for the three months and $14.4 million for the six months ended June 30, 2010.
•	At the period end, Denison was essentially debt-free and had a cash balance of $22.0 million, working capital of $81.1 million and portfolio investments with a market value of $5.7 million.
Operating Highlights
•	Uranium production for the quarter totaled 528,000 pounds and vanadium production for the quarter totaled 911,000 pounds V2O5.
•	Uranium sales in the quarter were 417,000 pounds U3O8 at an average price of $45.56 per pound.
•	Vanadium sales in the quarter totaled 113,000 pounds V2O5 at an average price of $6.89 per pound. FeV sales totaled 238,000 pounds at an average price of $14.87 per pound.
•	Denison qualified its vanadium blackflake with a U.S. titanium alloy producer which confirms the high quality of Denison’s production.
•
At June 30, 2010, the Company had 636,000 pounds U3O8 and 757,000 pounds V2O5 and 45,000 pounds FeV in inventory available for sale. Based on current spot market prices at June 30, 2010, this inventory had a value of $31.9 million.

•	The Wheeler River exploration program successfully indentified two new zones of mineralization and extended Zones A and B in the highly prospective Phoenix trend.
•	On May 7, 2010, Mr. Tae-Wan Kim was appointed to Denison’s board of directors.

Financial Summary

	Three Months Ended		Six Months Ended
	June 30		June 30
	2010	2009	2010	2009

Revenue ($000s)	$27,230	$13,372	$49,205	$35,370

Net Income (Loss) ($000’s)	16,672	(18,215)	7,583	(19,542)

Earnings (Loss) Per Share ($)	0.05	(0.07)	0.02	(0.08)

Cash Provided By (Used By) Operations ($000’s)	14,038	(2,623)	14,395	(32,628)

Exploration Expensed[1] ($000’s)	1,766	2,502	3,451	4,579

[1]	The Company expenses exploration expenditures on mineral properties not sufficiently advanced to identify their development potential.
Revenue
Uranium sales revenue for the second quarter was $18,981,000. Sales were 417,000 pounds U3O8 at an average price of $45.56 per pound. Uranium sales revenue for the same period in 2009 was $7,258,000. Sales were 128,000 pounds U3O8 at an average price of $52.44 per pound.
During the second quarter the Company sold 113,000 pounds of vanadium blackflake (“V2O5”) at an average price of $6.89 per pound and 238,000 pounds of ferrovanadium (“FeV”) at an average price of $14.87 per pound. In the second quarter of 2009, the Company sold 506,000 pounds of V2O5 at an average price of $3.67 per pound and 18,000 pounds FeV at an average price of $8.75 per pound. Total vanadium sales revenue for the second quarter 2010 was $4,327,000 compared to $2,018,000 in the second quarter of 2009.
Revenue from Denison’s environmental services division was $3,471,000 for the three months ended June 30, 2010 compared to $2,843,000 for the three months ended June 30, 2009. The increase in revenue is due to the increased activity related to the Company’s contract with the Yukon government for site maintenance and water treatment for the FARO mine site in Yukon on which the Company commenced work in March 2009. Revenue from the management contract with Uranium Participation Corporation was $378,000 for the three months ended June 30, 2010 compared to $1,247,000 in the same period in 2009. The reduction is due to transaction fees earned in the second quarter of 2009.
Other Income
During the quarter the Company agreed to terminate one of its uranium sales contracts in exchange for a termination fee of $11,000,000. The fee is payable in two installments of $6,000,000 received in June 2010 and $5,000,000 payable in March 2011.
Operating Expenses
Canadian Operations
The McClean Lake Joint Venture produced 748,000 pounds U3O8 for the three months ended June 30, 2010 compared with 1,024,000 pounds U3O8 for the three months ended June 30, 2009. Denison’s 22.5% share of production totaled 168,000 pounds compared to 230,000 pounds for the corresponding 2009 period.
Production costs (1) were $29.89 per pound U3O8 for the three months ended June 30, 2010. For the comparable period in 2009, the production costs were $23.89 per pound U3O8.
Inventory available for sale from Canadian production was 336,000 pounds U3O8 at June 30, 2010. The McClean Lake joint venture completed processing of ore in June, 2010. The circuits are being cleaned out and the mill will be put on care and maintenance in August.
U.S. Operations
At the White Mesa mill, processing of conventional ore resumed in March, 2010 while processing alternate feed material continued. The Company produced 250,000 pounds U3O8 and 911,000 pounds V2O5 from conventional ore processing. Production from alternate feed material in the three months ended June 30, 2010 was 110,000 pounds U3O8.

At June 30, 2010 a total of 150,000 tons of conventional ore was stockpiled at the mill containing approximately 661,000 pounds U3O8 and 3,049,000 pounds V2O5. The Company also has approximately 465,000 pounds U3O8 contained in the alternate feed material stockpiled at the mill at June 30, 2010.
Production costs (1) for the three months ended June 30, 2010 were $34.39 per pound U3O8 and $38.83 per pound U3O8 for the six months ended June 30, 2010.
Inventory available for sale from U.S. production was 300,000 pounds U3O8, 757,000 pounds V2O5 and 45,000 pounds FeV at June 30, 2010.

(1)
Production costs include the costs of mining the ore fed to the mill in the period plus the costs of milling the ore less a credit for vanadium produced in the period and excluding depreciation and amortization, which is a non-GAAP measure.

Other
Operating costs for the second quarter include a recovery of $4,693,000 relating to the net realizable value of the Company’s uranium and vanadium inventory. Operating expenses also include costs relating to Denison’s environmental services division amounting to $2,974,000 in the three month period ended June 30, 2010 and $2,551,000 in the comparable period in 2009.
Mineral Property Exploration
Denison is engaged in uranium exploration, as both operator and non-operator of joint ventures and as operator of its own properties in Canada, the U.S., Mongolia and Zambia. For the three months ended June 30, 2010 exploration expenditures totaled $1,766,000 compared to $2,502,000 for the three months ended June 30, 2009.
A majority of the exploration expenditures during the period were spent in the Athabasca Basin region of northern Saskatchewan. Denison is engaged in uranium exploration as part of the McClean and Midwest joint ventures operated by AREVA Resources Canada Inc. (“ARC”), as well as on 29 other exploration projects including the Company’s 60% owned Wheeler River project. Denison’s share of exploration expense on its Canadian properties totaled $1,678,000 for the three months ended June 30, 2010.
The 2010 summer drill program at the Phoenix uranium deposit on the 60% owned Wheeler River property has discovered two new mineralized zones on the north east and south west edges of the presently defined Phoenix trend. Both of these zones are open along strike and the results confirm Denison’s belief that the Phoenix discovery is a major deposit with now four discrete zones of mineralization over a length of 1,300 metres. The 45 hole summer drill program is continuing. An NI 43-101 compliant resource report is currently in preparation and scheduled to be completed in the fourth quarter of 2010.
Liquidity
The Company had cash and cash equivalents of $21,992,000 at June 30, 2010 and trade and other receivables of $13,110,000. Portfolio investments had a market value of $5,720,000. The Company has in place a revolving credit facility of $60,000,000. The facility expires on June 30, 2011. Bank indebtedness under the facility at June 30, 2010 was nil; however, $9,110,000 of the line is used as collateral for certain letters of credit.
Outlook for 2010
Mining and Production
•	2010 uranium production is expected to total 1.6 million pounds U3O8 and vanadium production is estimated to total 2.8 million pounds V2O5.
•
Uranium sales are projected at 1.8 million pounds U3O8, and vanadium sales are expected to be at 3.2 million pounds V2O5 in 2010. The Company expects to achieve an average realized uranium price of $45.62 per pound, based on an assumed long term price of $59.00 per pound and a spot price of $42.00 per pound U3O8 for the remainder of the year. Mining revenue is forecast to be $104.7 million of which $20.8 million is expected to be vanadium sales based on an assumed price of $6.50 per pound V2O5 for the remainder of the year. The average uranium price and mining revenue is expected to be lower than previously forecast due to the termination of a long term sales contract. The lower revenue will be offset by the termination fee included in other income.

•
The cost of production in Canada is expected to average $31.52 per pound U3O8. The cost of production in the U.S. is expected to be $35.52 per pound U3O8 net of vanadium credits. The cost of production is estimated using the proposed costs of mining the ore fed to the mill in the period plus the costs of milling less a credit for vanadium produced in the period excluding amortization and depreciation.

•	Capital expenditures for 2010 at the Company’s operations are estimated at $18.4 million.
•
In 2010 Denison will participate in exploration programs on properties in Canada and the United States. Denison’s share of spending on these programs is expected to be approximately $5.9 million. This is higher than previously forecast due to an increase in the summer drill program at Wheeler River.

•
Development spending will total $8.7 million in 2010 of which $5.0 million will be incurred on the Zambian and Mongolian projects. The remainder will be spent on Denison’s U.S. and ARC operated Canadian projects and on evaluation of acquisitions.

Conference Call
Denison is hosting a conference call on Friday August 6, 2010 starting at 10 A.M. (Toronto time) to discuss the 2010 second quarter results. The webcast will be available live through a link on Denison’s website www.denisonmines.com and by telephone at 416-340-8061. A recorded version of the conference call will be available by calling 416-695-5800 (password: 2383807) approximately two hours after the conclusion of the call. The presentation will also be available at www.denisonmines.com.
Additional Information
Additional information on Denison is available on SEDAR at www.sedar.com and on the Company’s website at www.denisonmines.com.
About Denison
Denison Mines Corp. is an intermediate uranium producer in North America, with mining assets in the Athabasca Basin region of Saskatchewan, Canada and the southwest United States including Colorado, Utah, and Arizona. Further, the Company has ownership interests in two uranium mills in North America. Denison also has a strong exploration and development portfolio including the Phoenix discovery in the Athabasca basin as well as large land positions in the United States, Canada, Mongolia and Zambia.
For further information contact:

Ron Hochstein	(416) 979-1991 Extension 232
President and Chief Executive Officer

James R. Anderson	(416) 979-1991 Extension 372
Executive Vice President and Chief Financial Officer
Cautionary Statements
Certain information contained in this press release constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.
Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”.
Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this press release should not be unduly relied upon. This information speaks only as of the date of this press release. In particular, this press release may contain forward-looking information pertaining to the following: the estimates of Denison’s mineral reserves and mineral resources; uranium and vanadium production levels; capital expenditure programs, estimated production costs, exploration expenditures and reclamation costs; expectations of market prices and costs; supply and demand for uranium and vanadium; possible impacts of litigation on Denison; exploration, development and expansion plans and objectives; Denison’s expectations regarding raising capital and adding to its mineral reserves through acquisitions and development; and receipt of regulatory approvals and permits and treatment under governmental regulatory regimes.

There can be no assurance that such statements will prove to be accurate, as Denison’s actual results and future events could differ materially from those anticipated in this forward-looking information as a result of those factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 19, 2010, available at http://www.sedar.com, and in its Form 40-F available at http://www.sec.gov, as well as the following: global financial conditions, the market price of Denison’s securities, volatility in market prices for uranium and vanadium; ability to access capital, changes in foreign currency exchange rates and interest rates; liabilities inherent in mining operations; uncertainties associated with estimating mineral reserves and resources; failure to obtain industry partner and other third party consents and approvals, when required; delays in obtaining permits and licenses for development properties; competition for, among other things, capital, acquisitions of mineral reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; and geological, technical and processing problems, the ability of Denison to meet its obligations to its creditors, the potential influence of or reliance upon a business partner, and the adequacy of insurance coverage.
Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.
Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: This news release may use the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.
Qualified Person
The disclosure of scientific and technical information regarding Denison’s properties in this press release was prepared by or under the supervision of William C. Kerr, the Company’s Vice-President, Exploration, who is a Qualified Person in accordance with the requirements of National Instrument 43-101.

DENISON MINES CORP.
Management’s Discussion and Analysis
Six Months Ended June 30, 2010
(Expressed in U.S. Dollars, Unless Otherwise Noted)
INTRODUCTION
This Management’s Discussion and Analysis (“MD&A”) of Denison Mines Corp. and its subsidiary companies and joint ventures (collectively, “Denison” or the “Company”) provides a detailed analysis of the Company’s business and compares its financial results with those of the previous year. This MD&A is dated as of August 5, 2010 and should be read in conjunction with, and is qualified by, the Company’s unaudited consolidated financial statements and related notes for the six months ended June 30, 2010. It should also be read in conjunction with the Company’s annual consolidated financial statements and notes for the year ended December 31, 2009 and annual MD&A of the audited financial statements. The financial statements are prepared in accordance with generally accepted accounting principles in Canada. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.
Other continuous disclosure documents, including the Company’s press releases, quarterly and annual reports, Annual Information Form and Form 40-F are available through its filings with the securities regulatory authorities in Canada at www.sedar.com and the United States at www.sec.gov/edgar.shtml
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Certain information contained in this MD&A constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.
Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”.
Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this MD&A should not be unduly relied upon. This information speaks only as of the date of this MD&A. In particular, this MD&A may contain forward-looking information pertaining to the following: the estimates of Denison’s mineral reserves and mineral resources; uranium and vanadium production levels; capital expenditure programs, estimated production costs, exploration expenditures and reclamation costs; expectations of market prices and costs; supply and demand for uranium and vanadium; possible impacts of litigation on Denison; exploration, development and expansion plans and objectives; Denison’s expectations regarding raising capital and adding to its mineral reserves through acquisitions and development; and receipt of regulatory approvals and permits and treatment under governmental regulatory regimes.
There can be no assurance that such statements will prove to be accurate, as Denison’s actual results and future events could differ materially from those anticipated in this forward-looking information as a result of those factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 19, 2010, available at http://www.sedar.com and its Form 40-F available at http://www.sec.gov, as well as the following: volatility in market prices for uranium and vanadium; changes in foreign currency exchange rates and interest rates; liabilities inherent in mining operations; uncertainties associated with estimating mineral reserves and resources; failure to obtain industry partner and other third party consents and approvals, when required; delays in obtaining permits and licenses for development properties; competition for, among other things, capital, acquisitions of mineral reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; and geological, technical and processing problems.
Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this MD&A to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.
Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: “This MD&A” may use the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

DENISON MINES CORP.
Management’s Discussion and Analysis
Six Months Ended June 30, 2010
(Expressed in U.S. Dollars, Unless Otherwise Noted)
OVERVIEW
Denison is a reporting issuer in all of the Canadian provinces. Denison’s common shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “DML” and on the NYSE Amex LLC (“Amex”) under the symbol “DNN”.
Denison is a diversified, intermediate uranium producer with uranium production in both the U.S. and Canada and development projects in the U.S., Canada, Zambia and Mongolia. Denison’s assets include its 100% ownership of the White Mesa uranium mill in Utah and its 22.5% ownership of the McClean Lake uranium mill in Saskatchewan. The Company also produces vanadium as a co-product from some of its mines in Colorado and Utah and processes uranium-bearing waste materials, referred to as “alternate feed materials”, for the recovery of uranium, alone or in combination with other metals, at the Company’s White Mesa mill.
Denison owns interests in a portfolio of exploration projects, including the Wheeler River property along with other properties in close proximity to the Company’s mills in the Athabasca Basin in Saskatchewan and in the Colorado Plateau, Henry Mountains and Arizona Strip regions of the southwestern United States.
Denison is the manager of Uranium Participation Corporation (“UPC”), a publicly traded company which invests in uranium oxide in concentrates (“U3O8”) and uranium hexafluoride (“UF6”). Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services (“DES”) division.
SELECTED QUARTERLY FINANCIAL INFORMATION
The following selected financial information was obtained directly from or calculated using the Company’s consolidated financial statements for the three months and six months ended June 30, 2010 and 2009.

	Three Months	Three Months	Six Months	Six Months
	ended	ended	ended	ended
(in thousands)	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009

Results of Operations:
Total revenues	$27,230	$13,372	$49,205	$35,370
Net income (loss)	16,672	(18,215)	7,583	(19,542)
Basic and diluted loss per share	0.05	(0.07)	0.02	(0.08)

	As at	As at
	June 30,	December 31,
	2010	2009

Financial Position:
Working capital	$81,097	$75,578
Investments	5,720	10,605
Property, plant and equipment	685,498	691,039
Total assets	864,932	867,981
Total long-term liabilities	$123,809	$127,931
RESULTS OF OPERATIONS
General
The Company recorded net income of $16,672,000 ($0.05 per share) for the three months ended June 30, 2010 compared with a net loss of $18,215,000 ($0.07 per share) for the same period in 2009. For the six months ended June 30, 2010 the Company recorded net income of $7,583,000 ($0.02 per share) compared to a net loss of $19,542,000 ($0.08 per share) for the same period in 2009.
Revenues
Uranium sales revenue for the second quarter was $18,981,000. Sales were 417,000 pounds U3O8 at an average price of $45.56 per pound. Uranium sales revenue for the same period in 2009 was $7,258,000 from the sale of 128,000 pounds U3O8 at an average price of $52.44 per pound. Uranium revenue in the second quarter of 2009 also included amortization of the fair value increment related to Denison Mines Inc. (“DMI’s”) sales contracts of $564,000.

DENISON MINES CORP.
Management’s Discussion and Analysis
Six Months Ended June 30, 2010
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Uranium sales revenue for the six months ended June 30, 2010 totaled $33,990,000. Sales were 683,000 pounds U3O8 at an average price of $49.74 per pound. For the six months ended June 30, 2009, uranium sales revenue was $27,596,000 from the sale of 451,000 pounds U3O8 at an average price of $58.67 per pound. Uranium revenue in the six months of 2009 also included amortization of the fair value increment related to DMI sales contracts of $1,092,000.
During the six months ended June 30, 2010, the Company sold 391,000 pounds of ferrovanadium (“FeV”) at an average price of $13.96 per pound or $6.58 per pound V2O5 equivalent and 113,000 pounds V2O5 at an average price of $6.89 per pound. The Company either sells its V2O5 directly to customers or has it converted to FeV which is then sold. Total vanadium sales revenue was $6,244,000. During the six months ended June 30, 2009, the Company sold 506,000 pounds of V2O5 at an average price of $3.67 per pound and 18,000 pounds as FeV at an average price of $8.75 per pound. Total vanadium sales revenue was $2,018,000.
Revenue from the environmental services division for the three months and six months ended June 30, 2010 was $3,471,000 and $7,155,000 compared to $2,843,000 and $4,187,000 in the same periods in 2009. The increase in revenue is related to the Company’s contract with the Yukon Government for site maintenance and water treatment services for the Faro mine site in Yukon which the Company commenced work on in March, 2009. Revenue from the management contract with UPC for the three months and six months ended June 30, 2010 was $378,000 and $1,680,000 compared to $1,247,000 and $1,542,000 in the same periods in 2009.
Operating Expenses
Milling and Mining Expenses
The McClean Lake joint venture produced 748,000 pounds U3O8 and 1,634,000 pounds U3O8 for the three and six months ended June 30, 2010 compared with 1,024,000 pounds U3O8 and 1,769,000 pounds U3O8 for the three months and six months ended June 30, 2009. Denison’s 22.5% share of production totaled 168,000 and 368,000 pounds for the 2010 periods and 230,000 and 398,000 pounds for the 2009 periods.
Canadian production costs (1) for the second quarter were $29.89 (CDN$30.74) per pound U3O8 compared to $23.89 (CDN$27.88) per pound U3O8 for the second quarter of 2009. Canadian production costs for the six months ended June 30, 2010 were $30.09 (CDN$31.11) per pound compared to $26.90 (CDN $32.43) per pound for the six months ended June 30, 2009.
The feeding of ore to the McClean mill was completed in June in accordance with plan. The circuits are being cleaned out and the mill will be shut down in August.
Inventory from Canadian production was 336,000 pounds U3O8 at June 30, 2010.
On June 30, 2009, the Canadian Nuclear Safety Commission (“CNSC”) renewed the operating licence for the McClean Lake operation for a period of eight years to June 30, 2017. The Athabasca Regional Government (the “ARG”), which is comprised of three First Nations and four provincial communities from the Athabasca Basin, launched a judicial review of CNSC’s decision to grant the McClean Lake operating licence. The ARG is challenging the legality of the licence renewal on the basis of issues related to the Federal and Provincial Governments’ duty to consult with Aboriginal people. The initial hearing on this matter was held on June 8, 2010 and the judge reserved his decision stating that the decision will take at least a month. The operations should not be affected by the legal proceedings; however, an adverse decision by the court could have an impact on the timing of the Company’s future production.
At the White Mesa mill processing of conventional ore resumed in March 2010 in addition to the ongoing processing of alternate feed material. Production from conventional ore during the quarter totaled 250,000 pounds U3O8 and 911,000 pounds V2O5. Production from alternate feed material in the three months ended June 30, 2010 was 110,000 pounds U3O8 and 218,000 pounds for the six months ended June 30, 2010.
At June 30, 2010, a total of 150,000 tons of conventional ore was stockpiled at the mill containing approximately 661,000 pounds U3O8 and 3,049,000 pounds V2O5. The Company also had approximately 465,000 pounds U3O8 contained in the alternate feed material stockpiled at the mill at June 30, 2010.
Production costs(1) for the three months ended June 30, 2010 were $34.39 per pound U3O8 and for the six months ended June 30, 2010 were $38.83. Production costs were $71.50 per pound U3O8 in the six months ended June 30, 2009.

DENISON MINES CORP.
Management’s Discussion and Analysis
Six Months Ended June 30, 2010
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Inventory available for sale from U.S. production was 300,000 pounds U3O8, 757,000 pounds V2O5 and 45,000 pounds FeV at June 30, 2010.
On November 16, 2009, as amended on February 1, 2010, the Center for Biological Diversity, Grand Canyon Trust, Sierra Club, Kaibab Band of Paiute Indians and Havasupai Tribe (the “Plaintiffs”) filed a lawsuit against the U.S. Secretary of the Interior and the U.S. Bureau of Land Management (“BLM”) (together, the “Defendants”) seeking an order declaring that the Defendants have violated environmental laws in relation to the Company’s Arizona 1 mine, by not requiring a new Plan of Operations in connection with the start of mining activities. The Plaintiffs are also claiming that, if a new Plan of Operations is not required, the Defendants failed to conduct a review of potential environmental impacts from the mine since the existing Plan of Operations for the mine was approved by BLM in 1988. The Plaintiffs further claim that all required permits have not been obtained for the mine under the Clean Air Act, and that, as a result, BLM failed to take all actions necessary to prevent unnecessary degradation of the public lands. The Plaintiffs are seeking an order declaring that the Defendants have violated these environmental laws in relation to the Arizona 1 mine, and an injunction directing operations to cease and stopping the Defendants from authorizing or allowing any further mining or exploration operations at the Arizona 1 mine until BLM complies with all applicable laws. On February 8, 2010 the Defendants filed an Answer to the Plaintiffs’ complaint denying the foregoing allegations. Denison has been added as an intervener in this lawsuit, and believes that each of these allegations is without legal merit; is not supported by the administrative record; and should be dismissed. On April 19, 2010, Plaintiffs filed a motion for a preliminary injunction to shut down operations at the mine pending a decision on the merits of the case. A hearing on the motion for an injunction was held on June 11, 2010 and on June 17, 2010 the judge denied the Plaintiffs’ request for preliminary injunctive relief. On July 12, 2010, the Plaintiffs appealed the ruling on the preliminary injunction to the Ninth Circuit Court of Appeals, and on July 14, 2010 filed another motion for preliminary injunction, pending appeal. The original case is ongoing. If the Plaintiffs are successful on the current motion for preliminary injunction, on the appeal or on the merits, the Company may be required to stop mining activities at the Arizona 1 mine pending resolution of this matter. Any required stoppage of mining, could have a significant adverse impact on the Company.
In August 2009, the Arizona Department of Environmental Quality (“ADEQ”) issued an air quality permit that authorized the restart and operation of the Arizona 1 mine. Despite this authorization by ADEQ and a previous authorization of construction and operation of the mine by the United States Environmental Protection Agency (“EPA”) in 1988, EPA has alleged that a new EPA approval is required at this time, notwithstanding the ADEQ permit. On May 3, 2010, EPA issued a Finding of Violation to Denison alleging non-compliance with the provisions of the Clean Air Act for not obtaining this second EPA approval and associated matters. EPA and Denison are currently negotiating a Consent Agreement and Final Order to settle this administrative action, under which Denison, after submitting the requested application, will agree to pay a stipulated penalty.
On July 29, 2010, Uranium Watch, Living Rivers and Center for Water Advocacy (the “Plaintiffs”) filed a lawsuit against the U.S. Forest Service (“USFS”) and the Forest Supervisor for the Manti-La Sal National Forest (together, the “Defendants”) seeking an order declaring that the Defendants have violated environmental laws in relation to the Company’s Pandora mine, by not requiring an Environmental Assessment or Environmental Impact Statement under the National Environmental Policy Act (“NEPA”) in connection with the USFS’ approval of Plans of Operation authorizing the Company to construct two vent holes and drill 16 uranium exploration holes at the mine. The Plaintiffs are seeking an order declaring that the Defendants have violated NEPA and vacating the USFS’ approval of the Plans of Operation for these two projects, and enjoining the USFS from allowing the projects to proceed pending full compliance with the law. The Plaintiffs have also filed a motion for a temporary restraining order and preliminary injunction against the commencement of the projects. Denison is currently evaluating these motions and is preparing a motion to be added as an intervenor in this lawsuit. If the Plaintiffs are successful on the motion for a temporary restraining order and preliminary injunction or on the merits, the Company’s ability to continue mining at the Pandora mine may be impacted, which could have a significant adverse impact on the Company.

(1)
Production costs include the costs of mining the ore fed to the mill in the period plus the costs of milling less a credit for vanadium produced in the period and excluding depreciation and amortization, which is a non-GAAP measure.

Other
Operating costs for the three months and six months ended June 30, 2010 include a recovery of $4,693,000 and $7,445,000 respectively relating to the net realizable value of the Company’s uranium and vanadium inventory. For the three and six months ended June 30, 2009 operating costs include a recovery of $1,041,000 and an expense of $183,000 respectively. Operating costs also include expenses relating to the DES division amounting to $2,974,000 for the three months and $6,390,000 for the six months in 2010 compared to $2,551,000 and $3,905,000 respectively for the same periods in 2009.

DENISON MINES CORP.
Management’s Discussion and Analysis
Six Months Ended June 30, 2010
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Sales Royalties and Capital Taxes
Sales royalties on Canadian production and capital taxes totaled $1,053,000 and $1,287,000 for the three and six months ended June 30, 2010 compared with $335,000 and $688,000 for the same periods in 2009. Denison pays a Saskatchewan basic uranium royalty of 4% of gross uranium sales after receiving the benefit of a 1% Saskatchewan resource credit. Denison also pays a Saskatchewan resource surcharge based on 3.0% of gross uranium sales. The Government of Saskatchewan also imposes a tiered royalty which ranges from 6% to 15% of gross uranium sales after recovery of mill and mine capital allowances which approximate capital costs. It is likely that Denison will pay tiered royalties in 2010. The Government of Saskatchewan, in conjunction with the uranium industry in Saskatchewan, is reviewing the current tiered royalty structure with a view to altering it to better align it with current and future industry economics.
Mineral Property Exploration
Denison is engaged in uranium exploration, as both operator and non-operator of joint ventures and as operator of its own properties in Canada, the U.S., Mongolia and Zambia. For the three months ended June 30, 2010 exploration expenditures totaled $1,766,000 and $3,451,000 for the six months ended June 30, 2010 as compared to $2,502,000 for the three months ended June 30, 2009 and $4,579,000 for the six months ended June 30, 2009.
A majority of the exploration expenditures during the period were spent in the Athabasca Basin region of northern Saskatchewan. Denison is engaged in uranium exploration as part of the McClean and Midwest joint ventures operated by AREVA Resources Canada Inc. (“ARC”) as well as on 29 other exploration projects including the Company’s 60% owned Wheeler River project. Denison’s exploration expense on its Canadian properties totaled $1,678,000 for the three months ended June 30, 2010 and totaled $3,082,000 for the six months ended June 30, 2010. For the three months ended June 30, 2009, exploration expense totaled $1,576,000 and $3,432,000 for the six months ended June 30, 2009.
The 2010 summer program on the Phoenix uranium deposits on the 60% owned Wheeler River property has discovered two new mineralized zones on the north east and south west edges of the presently defined Phoenix trend. Both of these zones are open along strike and the results confirm Denison’s belief that Phoenix is a major discovery with now four discrete zones of mineralization over a length of 1,300 metres. The 45 hole summer drill program is continuing.
Exploration expenditures of $77,000 and $355,000 for the three months and six months ended June 30, 2010 compared to $913,000 for the three months and $1,130,000 for the six months ended June 30, 2009 were incurred in Mongolia on the Company’s joint venture properties. The Company has a 70% interest in the Gurvan Saihan Joint Venture (“GSJV”) in Mongolia. The other parties to the joint venture are the Mongolian Government as to 15% and Geologorazvedka, a Russian government entity, as to 15%. Under the new Nuclear Energy Law, the Government of Mongolia could acquire a 34% to 51% interest at no cost to the Government. Denison is currently engaged with industry groups and trade representatives in Mongolia to determine how the new law could be applied in practice. Discussions are also underway between industry groups and the Mongolian Government in an effort to have the Government amend some of these provisions. At this time, it is not clear how the Mongolian Government will attempt to apply the new law to the GSJV, in light of the GSJV’s existing Mineral Agreement with Mongolian Government.
In Zambia, the Company was granted mining licences for its Mutanga and Dibwe properties in late March. These licenses are for a period of twenty-five years. Environmental baseline sampling is ongoing as well as environmental assessment studies for the access road and power line.
General and Administrative
General and administrative expenses totaled $2,769,000 for the three months and $6,024,000 for the six months ended June 30, 2010 compared with $3,531,000 for the three months and $7,853,000 for the six months ended June 30, 2009. The decrease is primarily due to decreased personnel expenses during the quarter. General and administrative expenses consist primarily of payroll and related expenses for personnel, contract and professional services and other overhead expenditures.
Stock Option Expense
Stock option expense totaled $443,000 and $838,000 for the three and six months ended June 30, 2010 compared to $1,538,000 and $1,705,000 for the three months and six months ended June 30, 2009.

DENISON MINES CORP.
Management’s Discussion and Analysis
Six Months Ended June 30, 2010
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Other Income and Expenses
Other income (expense) totaled $20,849,000 for the three months and $16,010,000 for the six months ended June 30, 2010 compared with $(7,186,000) for the three months and $(1,559,000) for the six months ended June 30, 2009. This includes foreign exchange gains or losses, interest income, investment disposal gains and other miscellaneous items. Foreign exchange gains totaled $3,690,000 for the six months ended June 30, 2010 compared to foreign exchange gains of $623,000 in the six months ended June 30, 2009. Other income also includes a uranium sales contract termination fee. During the quarter the Company agreed to terminate one of its sales contracts in exchange for a termination fee of $11,000,000. The fee is payable in two installments of $6,000,000 received in June, 2010 and $5,000,000 due in March, 2011.
Income Taxes
For the six months ended June 30, 2010 the Company has provided for a current tax recovery of $41,000 and a future tax recovery of $1,915,000. The future tax recovery includes $53,000 attributed to the recognition of previously unrecognized Canadian tax assets.
OUTLOOK FOR 2010
The Company is assuming a spot price of $42.00 per pound U3O8 and a long-term price of $59.00 per pound U3O8 for the remainder of 2010 and is assuming a price of $6.50 per pound V2O5. Foreign exchange rates is assumed at a rate of US$1.00 = CDN $1.00 for the balance of the year.
Mining Operations
Denison’s uranium production is expected to be unchanged at approximately 1.6 million pounds U3O8 in 2010. Vanadium production in 2010 is also expected to be unchanged at approximately 2.8 million pounds V2O5.
Uranium and vanadium sales volumes are expected to remain at 1.8 million pounds U3O8 and 3.2 million pounds V2O5. Based on the uranium prices noted above, the Company expects to achieve an average realized price of $45.62 per pound U3O8 sold. Mining revenue is now forecast to be approximately $104.7 million of which $20.8 million is expected to be vanadium sales. The average uranium price and mining revenue is expected to be lower than previously forecast due to the termination of a long-term sales contract. The lower revenue will be offset by the termination fee included in other income.
The cost of production in Canada is expected to average $31.52 per pound U3O8. The McClean Lake joint venture will shut down the McClean Lake mill in August 2010 until new feed sources are available. The stand-by costs to Denison are expected to be negligible as most of them will be paid for by the Cigar Lake joint venture. The cost of production in the U.S. is expected to be $35.52 per pound U3O8 net of vanadium credits. The cost of production is calculated using the costs of mining the ore fed to the mill in the period plus the costs of milling the ore less a credit for vanadium produced in the period and excludes amortization and depreciation.
Total operating capital expenditures are projected to be approximately $18.4 million.
Business Development
In 2010 Denison will participate in exploration programs on ten properties in Canada and the United States. Denison’s spending on these programs will be approximately $5.9 million of which $4.9 million will be spent in Canada. The most significant of these programs continues to be on the Phoenix deposits on the Wheeler River property in Saskatchewan. A 45 hole, 19,700 metre summer drill program is underway and will focus on further expanding the Phoenix deposit, and in particular drilling on the significant new zone of alteration to the northeast. An NI 43-101 compliant resource report is currently in preparation and is scheduled to be completed in the fourth quarter of 2010.
In the United States, work will be carried out on the Beaver and Pandora mine properties, once permits are received, at a cost of $1.0 million in an effort to outline new resources to extend the mine life of the existing operations on these properties.
Development spending will total $8.7 million in 2010 of which $5.0 million will be incurred on the Zambian and Mongolian projects and to develop a longer term strategy for these assets and their development. The remainder will be spent on Denison’s U.S. and ARC operated projects and on evaluation of acquisitions.

DENISON MINES CORP.
Management’s Discussion and Analysis
Six Months Ended June 30, 2010
(Expressed in U.S. Dollars, Unless Otherwise Noted)
LIQUIDITY AND CAPITAL RESOURCES
Cash and cash equivalents were $21,992,000 at June 30, 2010 compared with $19,804,000 at December 31, 2009. The increase of $2,188,000 was due primarily to cash provided by operating activities of $14,395,000 and proceeds from sale of investments of $2,344,000 less expenditures of $15,148,000 on property, plant and equipment.
Net cash provided by operating activities of $14,395,000 during the six months ended June 30, 2010 is comprised of net income for the period, adjusted for non-cash items and for changes in working capital items. Significant changes in working capital items during the period include an increase in accounts payable and accrued liabilities of $3,569,000, an increase of $7,001,000 in inventories and a decrease of $632,000 in trade and other receivables. The increase in inventories consists primarily of the increase in ore in stockpile.
Net cash used in investing activities was $11,577,000 consisting primarily of expenditures on property, plant and equipment of $15,148,000 less proceeds from the sale of investments of $2,344,000 and proceeds on sale of property plant and equipment of $1,530,000.
Net cash used in financing activities totaled $550,000 consisting of repayment of debt obligations.
In total, these sources and uses of cash resulted in a net cash inflow after the effect of foreign exchange of $2,188,000 during the period.
The Company has in place a $60,000,000 revolving term credit facility (“the credit facility”). The credit facility contains three financial covenants, one based on maintaining a certain level of tangible net worth, which must be greater than or equal to the sum of $665,000,000 plus an amount equal to (i) 50% of each equity issue after September 30, 2009; and (ii) 50% of positive net income in each fiscal quarter from September 30, 2009, the second requiring a minimum current ratio of 1.10 to 1 and the third requiring the Company to reduce the borrowing facility to $35,000,000 for a period of time each quarter before drawing further amounts. The credit facility expires on June 30, 2011. There is currently no debt outstanding under this credit facility; however $9,110,000 of the line is currently used as collateral for certain letters of credit.
The borrower under the credit facility is the Company’s subsidiary, DMI and the Company has provided an unlimited full recourse guarantee and a pledge of all of the shares of DMI. DMI has provided a first-priority security interest in all present and future personal property and an assignment of its rights and interests under all material agreements relative to the McClean Lake and Midwest projects. In addition, each of the Company’s material U.S. subsidiaries has provided an unlimited full recourse guarantee secured by a pledge of all of its shares and a first-priority security interest in all of its present and future personal property. The credit facility is subject to a standby fee of 100 basis points.
OFF-BALANCE SHEET ARRANGEMENTS
The Company does not have any off-balance sheet arrangements.
TRANSACTIONS WITH RELATED PARTIES
The Company is a party to a management services agreement with UPC. Under the terms of the agreement, the Company will receive the following fees from UPC: a) a commission of 1.5% of the gross value of any purchases or sales of uranium completed at the request of the Board of Directors of UPC; b) a minimum annual management fee of CDN$400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon UPC’s net asset value between CDN$100,000,000 and CDN$200,000,000 and 0.2% per annum based upon UPC’s net asset value in excess of CDN$200,000,000; c) a fee of CDN$200,000 upon the completion of each equity financing where proceeds to UPC exceed CDN$20,000,000; d) a fee of CDN$200,000 for each transaction or arrangement (other than the purchase or sale of uranium) of a business where the gross value of such transaction exceeds CDN$20,000,000 (“an initiative”); e) an annual fee up to a maximum of CDN$200,000, at the discretion of the Board of Directors of UPC, for on-going maintenance or work associated with an initiative; and f) a fee equal to 1.5% of the gross value of any uranium held by UPC prior to the completion of any acquisition of at least 90% of the common shares of UPC.

DENISON MINES CORP.
Management’s Discussion and Analysis
Six Months Ended June 30, 2010
(Expressed in U.S. Dollars, Unless Otherwise Noted)
The following transactions were incurred with UPC for the periods noted below:

	Three months	Three months	Six months	Six months
	Ended	Ended	Ended	Ended
(in thousands)	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009

Management fees	$378	$505	$718	$800
Commission and transaction fees	—	742	962	742

Total	$378	$$1,247	$1,680	$1,542

At June 30, 2010, accounts receivable includes $141,000 due from UPC with respect to the fees indicated above.
Korea Electric Power Corporation (“KEPCO”)
In June 2009, Denison completed definitive agreements with KEPCO. The agreements included a long-term offtake agreement which provides for the delivery to KEPCO of 20% of Denison’s annual U3O8 production (±10%) but not less than 350,000 pounds (±10%) per year from 2010 to 2015 inclusive. KEPCO also purchased 58,000,000 common shares of Denison representing approximately 17% of the issued and outstanding capital as at the June 2009 share purchase. Two representatives from KEPCO have been appointed to Denison’s board of directors.
OUTSTANDING SHARE DATA
At August 5, 2010, there were 339,720,415 common shares issued and outstanding, stock options to purchase a total of 7,004,473 common shares and warrants to purchase a total of 6,408,000 common shares, for a total of 353,132,888 common shares on a fully-diluted basis.
MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
The Company’s management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.
There has not been any change in the Company’s internal control over financial reporting that occurred during the Company’s second quarter of 2010 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
CHANGES IN ACCOUNTING POLICIES
The Company has adopted the following new standards issued by the CICA:
CICA Handbook Section 1582 “Business Combinations”, Section 1601 “Consolidated Financial Statements” and Section 1602 “Non-Controlling Interests” which replace the former CICA 1581 “Business Combinations” and CICA 1600 “Consolidated Financial Statements” and establish a new section for accounting for a non-controlling interest in a subsidiary. These sections provide the Canadian equivalent to FASB Statements No. 141(R) “Business Combinations” and No. 160 “Non-Controlling Interests in Consolidated Financial Statements”. CICA 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period after January 1, 2011. CICA 1601 and CICA 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011 although early adoption is permitted. CICA 1582, which replaces Handbook Section 1581, Business Combinations, establishes standards for the measurement of a business combination and the recognition and measurement of assets acquired and liabilities assumed. CICA 1601, which replaces Handbook Section 1600, carries forward the existing Canadian guidance on aspects of the preparation of consolidated financial statements subsequent to acquisition other than non-controlling interests. CICA 1602 establishes guidance for the treatment of non-controlling interests subsequent to acquisition through a business combination. The Company has early adopted all three sections effective January 1, 2010. There was no impact to the Company’s financial statements from adopting these standards.

DENISON MINES CORP.
Management’s Discussion and Analysis
Six Months Ended June 30, 2010
(Expressed in U.S. Dollars, Unless Otherwise Noted)
CONVERSION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)
The Company is in the process of converting its basis of accounting from Canadian GAAP to IFRS to be effective in the first quarter report 2011. The conversion date for IFRS reporting is January 1, 2011. The restatement for comparative purposes of amounts reported for the year ended December 31, 2010 will also be required.
The conversion to IFRS from Canadian GAAP is a significant undertaking. Management has established an IFRS project team that is staffed with both internal and external resources.
The implementation project plan consists of three phases:
•	Initial diagnostic phase
•	Impact analysis and design phase
•	Implementation phase
The initial diagnostic phase was completed in third quarter 2008. The impact analysis and design phase and the implementation phase were initiated in 2009 and efforts are continuing for 2010.
The impact analysis and design phase involves the selection of IFRS accounting policies by senior management and review by the audit committee; the quantification of impact of changes to the Company’s existing accounting policies on our opening IFRS balance sheet; and the development of draft IFRS financial statements.
The implementation phase involves the implementation of required changes to the Company’s information systems and procedures. It will culminate in the collection of financial information necessary to prepare IFRS financial statements and audit committee approval of financial statements.
During the second quarter, efforts were mainly focused on preparation of the IFRS opening balance sheet amounts for January 1, 2010. A preliminary calculation has been prepared and reviewed by management. The most significant adjustments resulted from differences in recognition of long-lived asset impairments primarily on mineral properties and tax related adjustments. The overall effect of the adjustments is expected to give rise to a decrease in the asset values on the IFRS balance sheet versus the Canadian GAAP balance sheet. Plans for the third quarter include finalization of opening balance sheet, development of first and second quarter 2010 IFRS financial statements and required note disclosures.
Management is using a combination of the current financial system application and some end-user computing tools to record the IFRS compliant financial information.
Other work that is underway includes analysis of additional financial statement and note disclosures, review of information system and internal control changes required, and additional training required for key personnel.
Potential Impact of IFRS Implementation on Denison
A description of the potential areas of impact of the IFRS implementation for Denison was outlined in the Company’s management discussion and analysis dated March 11, 2010 available at www.sedar.com or www.sec.gov.com. There have been no significant changes to the information that was provided in that disclosure. However, management continues to monitor new developments and/or changes to the IFRS standards for applicability to Denison.

DENISON MINES CORP.
Management’s Discussion and Analysis
Six Months Ended June 30, 2010
(Expressed in U.S. Dollars, Unless Otherwise Noted)
MINE SAFETY
Under Section 1503 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, which was enacted by the U.S. Congress on July 21, 2010, the Company is required to make certain disclosures relating to violations, orders, penalties, assessments and fatalities that occurred during the reporting period at U.S. mines operated by the Company. During the Quarter, the Company received the following citations from the U.S. Mine Safety and Health Administration (“MSHA”) for violation of a mandatory health and safety standard that could significantly and substantially contribute to the cause and effect of a mine safety or health hazard under Section 104 of the U.S. Mine Safety and Health Act of 1977:
•	One citation as operator of the Beaver Shaft mine, for which MSHA has assessed a penalty of $460; and
•	One citation as operator of the Arizona 1 Mine, for which MSHA has not assessed a penalty at this time
RISK FACTORS
There are a number of factors that could negatively affect Denison’s business and the value of Denison’s common shares, including the factors listed in the Company’s Annual Information Form dated March 19, 2010 available at www.sedar.com and Form 40-F available at www.sec.gov below.
QUALIFIED PERSON
The disclosure of scientific and technical information regarding Denison’s properties in the MD&A was prepared by or under the supervision of William C. Kerr, the Company’s Vice-President, Exploration, who is a Qualified Person in accordance with the requirements of National Instrument 43-101.

DENISON MINES CORP.
Consolidated Balance Sheets
(Unaudited — Expressed in thousands of U.S. dollars)

	At June 30	At December 31
	2010	2009

ASSETS
Current
Cash and cash equivalents	$21,992	$19,804
Trade and other receivables (Note 3)	13,110	13,773
Inventories (Note 4)	59,893	52,216
Prepaid expenses and other	878	1,607

	95,873	87,400

Inventories — ore in stockpiles (Note 4)	1,087	1,530
Investments (Note 5)	5,720	10,605
Prepaid expenses and other	190	287
Restricted cash and investments (Note 6)	22,228	21,656
Property, plant and equipment (Note 7)	685,498	691,039
Intangibles (Note 8)	3,962	4,436
Goodwill (Note 9)	50,374	51,028

	$864,932	$867,981

LIABILITIES
Current
Accounts payable and accrued liabilities	$13,055	$9,508
Current portion of long-term liabilities:
Post-employment benefits (Note 10)	376	380
Reclamation and remediation obligations (Note 11)	742	752
Debt obligations (Note 12)	294	869
Other long-term liabilities (Note 13)	309	313

	14,776	11,822

Deferred revenue	3,558	3,187
Provision for post-employment benefits (Note 10)	3,409	3,426
Reclamation and remediation obligations (Note 11)	17,100	17,154
Debt obligations (Note 12)	220	195
Other long-term liabilities (Note 13)	1,039	1,051
Future income tax liability (Note 23)	98,483	102,918

	138,585	139,753

SHAREHOLDERS’ EQUITY
Share capital (Note 14)	849,135	849,488
Share purchase warrants (Note 15)	5,830	5,830
Contributed surplus (Note 16 and 17)	40,760	39,922
Deficit	(234,911)	(242,494)
Accumulated other comprehensive income (Note 18)	65,533	75,482

	726,347	728,228

	$864,932	$867,981

Issued and outstanding common shares (Note 14)	339,720,415	339,720,415

Commitments and contingencies (Note 24)
See accompanying notes to the consolidated financial statements

DENISON MINES CORP.
Consolidated Statements of Operations
(Unaudited — Expressed in thousands of U.S. dollars except for per share amounts)

	Three Months Ended		Six Months Ended
	June 30	June 30	June 30	June 30
	2010	2009	2010	2009

REVENUES (Note 20)	$27,230	$13,372	$49,205	$35,370

EXPENSES
Operating expenses (Note 19)	26,175	16,765	47,988	42,134
Sales royalties and capital taxes	1,053	335	1,287	688
Mineral property exploration	1,766	2,502	3,451	4,579
General and administrative	2,769	3,531	6,024	7,853
Stock option expense (Note 17)	443	1,538	838	1,705

	32,206	24,671	59,588	56,959

Loss from operations	(4,976)	(11,299)	(10,383)	(21,589)
Other income (expense) (Note 19)	20,849	(7,186)	16,010	(1,559)

Income (loss) before taxes	15,873	(18,485)	5,627	(23,148)

Income tax recovery (expense) (Note 23):
Current	41	308	41	1,616
Future	758	(38)	1,915	1,990

Net income (loss) for the period	$16,672	$(18,215)	$7,583	$(19,542)

Net income (loss) per share:
Basic	$0.05	$(0.07)	$0.02	$(0.08)
Diluted	$0.05	$(0.07)	$0.02	$(0.08)

Weighted-average number of shares outstanding (in thousands):
Basic	339,720	244,991	339,720	233,122
Diluted	339,728	245,052	339,727	233,143

See accompanying notes to the consolidated financial statements

DENISON MINES CORP.
Consolidated Statements of Shareholders’ Equity and Comprehensive Income (Loss)
(Unaudited — Expressed in thousands of U.S. dollars)

	Six Months Ended
	June 30	June 30
	2010	2009

Share capital
Balance at beginning of period	$849,488	$666,278
New shares issued-net of issue costs	—	184,915
Renunciation of flow-through share liabilities	(353)	(1,824)

Balance at end of period	$849,135	$849,369

Share purchase warrants
Balance at beginning of period	$5,830	$11,728
Warrant expiries	—	—

Balance at end of period	$5,830	$11,728

Contributed surplus
Balance at beginning of period	$39,922	$30,537
Stock-based compensation expense	838	1,705

Balance at end of period	$40,760	$32,242

Deficit
Balance at beginning of period	$(242,494)	$(95,482)
Net income (loss) for the period	7,583	(19,542)

Balance at end of period	$(234,911)	$(115,024)

Accumulated other comprehensive income (loss)
Balance at beginning of period	$75,482	$(4,709)
Unrealized gain (loss) on investments change-net of tax	(2,848)	9,934
Foreign currency translation change	(7,101)	18,358

Balance at end of period	$65,533	$23,583

Total shareholders’ equity	$726,347	$801,898

Comprehensive income (loss)
Net income (loss) for the period	$7,583	$(19,542)
Unrealized gain (loss) on investments change-net of tax	(2,848)	9,934
Foreign currency translation change	(7,101)	18,358

Comprehensive income (loss) for the period	$(2,366)	$8,750

See accompanying notes to the consolidated financial statements

DENISON MINES CORP.
Consolidated Statements of Cash Flows
(Unaudited — Expressed in thousands of U.S. dollars)

	Three Months Ended		Six Months Ended
	June 30	June 30	June 30	June 30
CASH PROVIDED BY (USED IN):	2010	2009	2010	2009

OPERATING ACTIVITIES
Net income (loss) for the period	$16,672	$(18,215)	$7,583	$(19,542)
Items not affecting cash:
Depletion, depreciation, amortization and accretion	14,116	5,628	22,250	17,250
Investments impairment	4	—	181	—
Stock-based compensation	443	1,538	838	1,705
Losses (gains) on asset disposals	(976)	270	(918)	128
Losses (gains) on restricted investments	(327)	501	(340)	696
Non-cash inventory adjustments	(4,473)	(1,041)	(7,180)	183
Future income tax expense (recovery)	(758)	38	(1,915)	(1,990)
Foreign exchange	(8,683)	5,760	(3,690)	(623)

Net change in non-cash working capital items
Trade and other receivables	2,877	11,717	632	500
Inventories	(4,066)	(7,736)	(7,001)	(18,254)
Prepaid expenses and other assets	290	968	732	779
Accounts payable and accrued liabilities	(1,249)	(1,862)	3,569	(13,289)
Post-employment benefits	(61)	(44)	(114)	(123)
Reclamation and remediation obligations	(142)	(204)	(603)	(322)
Deferred revenue	371	59	371	274

Net cash provided by (used in) operating activities	14,038	(2,623)	14,395	(32,628)

INVESTING ACTIVITIES
Decrease (increase) in notes receivable	22	(244)	(24)	(187)
Purchase of investments	(17)	—	(17)	—
Proceeds from sale of investments	2,146	—	2,344	3,222
Expenditures on property, plant and equipment	(7,824)	(12,818)	(15,148)	(23,190)
Proceeds on sale of property, plant and equipment	1,530	700	1,530	706
Increase in restricted cash and investments	(580)	(157)	(262)	(1,049)

Net cash used in investing activities	(4,723)	(12,519)	(11,577)	(20,498)

FINANCING ACTIVITIES
Decrease in debt obligations	(230)	(100,748)	(550)	(100,252)
Issuance of common shares for:
New share issues	—	147,988	—	184,915

Net cash provided by (used in) financing activities	(230)	47,240	(550)	84,663

Increase in cash and cash equivalents	9,085	32,098	2,268	31,537
Foreign exchange effect on cash and cash equivalents	(113)	(1,163)	(80)	(1,303)
Cash and cash equivalents, beginning of period	13,020	2,505	19,804	3,206

Cash and cash equivalents, end of period	$21,992	$33,440	$21,992	$33,440

See accompanying notes to the consolidated financial statements

DENISON MINES CORP.
Notes to the Consolidated Financial Statements
(Unaudited — Expressed in U.S. dollars, unless otherwise noted)
1.	NATURE OF OPERATIONS
Denison Mines Corp. (“DMC”) is incorporated under the Business Corporations Act (Ontario) (“OBCA”). Denison Mines Corp. and its subsidiary companies and joint ventures (collectively, the “Company”) are engaged in uranium mining and related activities, including acquisition, exploration and development of uranium bearing properties, extraction, processing, selling and reclamation. The environmental services division of the Company provides mine decommissioning and decommissioned site monitoring services for third parties.
The Company has a 100% interest in the White Mesa mill located in Utah, United States and a 22.5% interest in the McClean Lake mill located in the Athabasca Basin of Saskatchewan, Canada. The Company has interests in a number of nearby mines at both locations, as well as interests in development and exploration projects located in Canada, the United States, Mongolia and Zambia, some of which are operated through joint ventures and joint arrangements. Uranium, the Company’s primary product, is produced in the form of uranium oxide concentrates (“U3O8”) and sold to various customers around the world for further processing. Vanadium, a co-product of some of the Company’s U.S mines is also produced and is in the form of vanadium pentoxide (“V2O5”). The Company is also in the business of processing uranium bearing waste materials, referred to as “alternate feed materials”.
Denison Mines Inc. (“DMI”), a subsidiary of DMC, is the manager of Uranium Participation Corporation (“UPC”), a publicly-listed investment holding company formed to invest substantially all of its assets in U3O8 and uranium hexafluoride (“UF6”). The Company has no ownership interest in UPC but receives various fees for management services and commissions from the purchase and sale of U3O8 and UF6 by UPC.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
These unaudited consolidated financial statements have been prepared by management in U.S. dollars, unless otherwise stated, in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) for interim financial statements.
Certain information and note disclosures normally included in the annual consolidated financial statements prepared in accordance with Canadian GAAP have been condensed or excluded. As a result, these unaudited interim consolidated financial statements do not contain all disclosures required for annual financial statements and should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2009.
All material adjustments which, in the opinion of management, are necessary for fair presentation of the results of the interim periods have been reflected in these financial statements. The results of operations for the six months ended June 30, 2010 are not necessarily indicative of the results to be expected for the full year.
These unaudited interim consolidated financial statements are prepared following accounting policies consistent with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2009, except for the changes noted under the “New Accounting Standards Adopted” section below.

Significant Mining Interests
The following table sets forth the Company’s ownership of its significant mining interests that have projects at the development stage within them as at June 30, 2010:

		Ownership
	Location	Interest

Through majority owned subsidiaries
Arizona Strip	USA	100.00%
Henry Mountains	USA	100.00%
Colorado Plateau	USA	100.00%
Gurvan Saihan Joint Venture	Mongolia	70.00%
Mutanga	Zambia	100.00%

As interests in unincorporated joint ventures, or jointly controlled assets
McClean Lake	Canada	22.50%
Midwest	Canada	25.17%
New Accounting Standards Adopted
The Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) Handbook effective January 1, 2010:
CICA Handbook Section 1582 “Business Combinations”, Section 1601 “Consolidated Financial Statements” and Section 1602 “Non-Controlling Interests” which replace the former CICA 1581 “Business Combinations” and CICA 1600 “Consolidated Financial Statements” and establish a new section for accounting for a non-controlling interest in a subsidiary. These sections provide the Canadian equivalent to FASB Statements No. 141(R) “Business Combinations” and No. 160 “Non-Controlling Interests in Consolidated Financial Statements”. CICA 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period after January 1, 2011. CICA 1601 and CICA 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011 although early adoption is permitted. CICA 1582, which replaces Handbook Section 1581, Business Combinations, establishes standards for the measurement of a business combination and the recognition and measurement of assets acquired and liabilities assumed. CICA 1601, which replaces Handbook Section 1600, carries forward the existing Canadian guidance on aspects of the preparation of consolidated financial statements subsequent to acquisition other than non-controlling interests. CICA 1602 establishes guidance for the treatment of non-controlling interests subsequent to acquisition through a business combination. The Company has early adopted all three sections effective January 1, 2010. There was no impact to the Company’s financial statements from adopting these standards.
Comparative Numbers
Certain classifications of the comparative figures have been changed to conform to those used in the current period.

3.	TRADE AND OTHER RECEIVABLES
The trade and other receivables balance consists of:

	At June 30	At December 31
(in thousands)	2010	2009

Trade receivables — mineral concentrate sales	$1,620	$9,422
Trade receivables — other	3,438	2,114
Trade and other receivables in joint ventures	885	928
GST and VAT receivables	1,033	1,127
Sundry receivables	6,113	182
Notes receivable	21	—

	$13,110	$13,773

4.	INVENTORIES
The inventories balance consists of:

	At June 30	At December 31
(in thousands)	2010	2009

Uranium concentrates and work-in-progress (1)	$28,762	$19,921
Vanadium concentrates and work-in-progress (2)	3,661	442
Inventory of ore in stockpiles	24,010	28,366
Mine and mill supplies	4,547	5,017

	$60,980	$53,746

Inventories — by duration:
Current	$59,893	$52,216
Long-term — ore in stockpiles	1,087	1,530

	$60,980	$53,746

(1)	The uranium concentrates and work-in-progress inventory is presented net of a provision of $2,526,000 as at June 30, 2010 and $5,910,000 as at December 31, 2009.

(2)	The vanadium concentrates and work-in-progress inventory is presented net of a provision of $3,228,000 as at June 30, 2010 and $7,302,000 as at December 31, 2009.
Operating expenses include write-downs (recoveries) of ($7,445,000) and $183,000 relating to the net realizable value of the Company’s uranium and vanadium inventories for the six months ended June 2010 and June 2009, respectively.
Long-term ore in stockpile inventory represents an estimate of the amount of ore on the stockpile in excess of the next twelve months of planned mill production.
5.	INVESTMENTS
The investments balance consists of:

	At June 30	At December 31
(in thousands)	2010	2009

Investments
Available for sale securities at fair value	$5,720	$10,605

	$5,720	$10,605

Investment Sales
During the six months ended June 2010, the Company sold equity interests in three public companies for cash consideration of $2,344,000. The resulting gain of $916,000 has been included in “other income, net” in the statement of operations (see Note 19).
Investment Impairments
During the six months ended June 2010, the Company has taken impairment charges of $181,000 on its investments. The resulting loss has been included in “other income, net” in the statement of operations (see Note 19).
6.	RESTRICTED CASH AND INVESTMENTS
The Company has certain restricted cash and investments deposited to collateralize its reclamation obligations. The restricted cash and investments balance consists of:

	At June 30,	At December 31,
(in thousands)	2010	2009

Cash	$136	$23
Cash equivalents	6,908	3,066
Investments	15,184	18,567

	$22,228	$21,656

Restricted cash and investments — by item:
U.S. mill and mine reclamation	$20,214	$19,564
Elliot Lake reclamation trust fund	2,014	2,092

	$22,228	$21,656

U.S. Mill and Mine Reclamation
The Company has cash, cash equivalents and fixed income securities as collateral for various bonds posted in favour of the State of Utah, the applicable state regulatory agencies in Colorado and Arizona and the U.S. Bureau of Land Management for estimated reclamation costs associated with the White Mesa mill and U.S. mining properties. During the six months ended June 2010, the Company has not deposited any additional monies into its collateral account.
Elliot Lake Reclamation Trust Fund
During the six months ended June 2010, pursuant to its Reclamation Funding Agreement with the Governments of Canada and Ontario, the Company has deposited $633,000 (CDN$651,000) of additional monies into the Elliot Lake Reclamation Trust Fund and has withdrawn $682,000 (CDN$707,000).

7.	PROPERTY, PLANT AND EQUIPMENT
The property, plant and equipment balance consists of:

	At June 30,	At December 31,
(in thousands)	2010	2009

Plant and equipment:
Cost	$174,113	$172,675
Construction-in-progress	15,805	11,861
Accumulated depreciation	(32,919)	(27,916)

	$156,999	$156,621

Mineral properties:
Cost	$689,940	$686,457
Impairment	(103,441)	(103,441)
Accumulated amortization	(58,000)	(48,598)

	$528,499	$534,418

Net book value	$685,498	$691,039

A continuity summary of property, plant and equipment is presented below:

Six Months
Ended
(in thousands)	June 30, 2010

Property, plant and equipment — net book value:
Beginning of period	$691,039
Additions	17,073
Disposals	(1,922)
Depreciation and amortization	(16,013)
Recovery	394
Foreign exchange	(5,073)

End of period	$685,498

Plant and Equipment — Mining
During the first six months of 2010, the Company completed the disposal of certain of its mining equipment at its McClean Lake mining operation for proceeds of $1,530,000. The resulting realized loss on disposal has been included in net other income (expense) in the statement of operations.
Mineral Properties
The Company has various interests in development and exploration projects located in Canada, the U.S., Mongolia and Zambia which are held directly or through option or joint venture agreements. Amounts spent on development projects are capitalized as mineral property assets. Most exploration projects are expensed.
Canada
In 2006, the Company entered into an option agreement to earn up to a 75% interest in the Park Creek project. The Company is required to incur exploration expenditures of CDN$2,800,000 over three years to earn an initial 49% interest and a further CDN$3,000,000 over two years to earn an additional 26% interest. As at June 30, 2010, the Company has incurred a total of CDN$4,192,000 towards the option and has earned a 49% ownership interest in the project under the phase-in-ownership provisions of the agreement.

8.	INTANGIBLES
The intangibles balance consists of:

	At June 30,	At December 31,
(in thousands)	2010	2009

Cost
UPC management services agreement	$6,951	$7,041
Urizon technology licenses	750	750

	$7,701	$7,791

Impairment
Urizon technology licenses	(359)	(359)

	$(359)	$(359)

Accumulated amortization
UPC management services agreement	(2,989)	(2,605)
Urizon technology licenses	(391)	(391)

	$(3,380)	$(2,996)

Net book value	$3,962	$4,436

A continuity summary of intangibles is presented below:

Six Months
Ended
(in thousands)	June 30, 2010

Intangibles — net book value:
Beginning of period	$4,436
Amortization	(429)
Foreign exchange	(45)

Net book value, end of period	$3,962

9.	GOODWILL
The goodwill balance consists of:

	At June 30	At December 31
(in thousands)	2010	2009

Goodwill, allocation by business unit:
Canada mining segment	$50,374	$51,028

A continuity summary of goodwill is presented below:

Six Months
Ended
(in thousands)	June 30, 2010

Goodwill:
Beginning of period	$51,028
Foreign exchange	(654)

End of period	$50,374

10.	POST-EMPLOYMENT BENEFITS
The post-employment benefits balance consists of:

	At June 30	At December 31
(in thousands)	2010	2009

Accrued benefit obligation	$3,588	$3,594
Unamortized experience gain	197	212

	$3,785	$3,806

Post-employment benefits — by duration:
Current	376	380
Non-current	3,409	3,426

	$3,785	$3,806

A continuity summary of the post-employment benefits is presented below:

Six Months
Ended
(in thousands)	June 30, 2010

Post-employment benefits:
Beginning of period	$3,806
Benefits paid	(114)
Interest cost	154
Amortization of experience gain	(12)
Foreign exchange	(49)

End of period	$3,785

11.	RECLAMATION AND REMEDIATION OBLIGATIONS
The reclamation and remediation obligations balance consists of:

	At June 30	At December 31
(in thousands)	2010	2009

Reclamation obligations — by location:
U.S Mill and Mines	$8,926	$8,609
Elliot Lake	7,749	8,155
McClean and Midwest Joint Ventures	1,167	1,142

	$17,842	$17,906

Reclamation obligations — by duration:
Current	742	752
Non-current	17,100	17,154

	$17,842	$17,906

A continuity summary of reclamation and remediation obligations is presented below:

Six Months
Ended
(in thousands)	June 30, 2010

Reclamation and remediation obligations:
Beginning of period	$17,906
Accretion	653
Expenditures incurred	(603)
Foreign exchange	(114)

End of period	$17,842

12.	DEBT OBLIGATIONS
The debt obligations balance consists of:

	At June 30	At December 31
(in thousands)	2010	2009

Revolving line of credit	$—	$—
Notes payable and other financing	514	1,064

	$514	$1,064

Debt obligations, by duration:
Current	294	869
Non-current	220	195

	$514	$1,064

Revolving Line of Credit
The Company has in place a $60,000,000 revolving term credit facility (the “facility”) with the Bank of Nova Scotia. The maturity date of the facility is June 30, 2011.
As at June 30, 2010, the Company has no outstanding borrowings under the facility (December 31, 2009 — $Nil). At June 30, 2010, approximately $9,110,000 of the facility is being utilized as collateral for certain letters of credit and is not available to draw upon (December 31, 2009 — $9,228,000). During the six months ending June 30, 2010, the Company has not incurred any interest under the facility.
The Company has deferred $1,174,000 (CDN$1,250,000) of incremental costs associated with the set-up and subsequent amendment of the facility. These costs are being amortized over the three year term of the facility. The unamortized portion of the asset is included in “prepaid expenses and other” on the consolidated balance sheet.

13.	OTHER LONG-TERM LIABILITIES
The other long-term liabilities balance consists of:

	At June 30	At December 31
(in thousands)	2010	2009

Unamortized fair value of sales contracts	$309	$313
Unamortized fair value of toll milling contracts	939	951
Other	100	100

	$1,348	$1,364

Other long-term liabilities — by duration:
Current	309	313
Non-current	1,039	1,051

	$1,348	$1,364

Unamortized fair values of sales contracts are amortized to revenue as deliveries under the applicable contracts are made.
14.	SHARE CAPITAL
Denison is authorized to issue an unlimited number of common shares without par value. A continuity summary of the issued and outstanding common shares and the associated dollar amounts is presented below:

	Number of
	Common	Dollar
(in thousands except share amounts)	Shares	Amount

Balance at December 31, 2009	339,720,415	$849,488

Renunciation of flow-through share liability	—	(353)

	—	(353)

Balance at June 30, 2010	339,720,415	$849,135

Flow-Through Share Issues
The Company finances a portion of its exploration programs through the use of flow-through share issuances. Income tax deductions relating to these expenditures are claimable by the investors and not by the Company.
As at June 30, 2010, the Company has fully met its CDN$1,471,500 June 2009 flow-through share obligation. The Company renounced the tax benefit of the issue to its subscriber in February 2010.

15.	SHARE PURCHASE WARRANTS
A continuity summary of the issued and outstanding share purchase warrants in terms of common shares of the Company and the associated dollar amounts is presented below:

	Number of	Fair Value
	Common Shares	Dollar
(in thousands except share amounts)	Issuable	Amount

Balance at December 31, 2009 and June 30, 2010	6,408,000	$5,830

Share purchase warrants, by series:
March 2006 series (1)	6,408,000	5,830

	6,408,000	$5,830

(1)
The March 2006 series has an effective exercise price of CDN$10.42 per issuable share (CDN$30.00 per warrant adjusted for the 2.88 exchange ratio associated with the Denison and IUC merger) and expires on March 1, 2011.

16.	CONTRIBUTED SURPLUS
A continuity summary of contributed surplus is presented below:

Six Months
Ended
(in thousands)	June 30, 2010

Contributed surplus:
Beginning of period	$39,922
Stock-based compensation expense (note 17)	838

End of period	$40,760

17.	STOCK OPTIONS
The Company’s stock-based compensation plan (the “Plan”) provides for the granting of stock options up to 10% of the issued and outstanding common shares at the time of grant, subject to a maximum of 20 million common shares. As at June 30, 2010, an aggregate of 12,483,859 options have been granted (less cancellations) since the Plan’s inception in 1997.
Under the Plan, all stock options are granted at the discretion of the Company’s board of directors, including any vesting provisions if applicable. The term of any stock option granted may not exceed ten years and the exercise price may not be lower than the closing price of the Company’s shares on the last trading day immediately preceding the date of grant. In general, the term of stock options granted under the Plan ranges from three to five years and vesting occurs over a three year period.
A continuity summary of the stock options of the Company granted under the Plan is presented below:

		Weighted-
		Average
		Exercise
	Number of	Price per
	Common	Share
	Shares	(CDN $)

Stock options outstanding — beginning of period	8,084,990	$2.97
Granted	407,000	1.43
Exercised	—	—
Cancellations	(1,387,517)	3.21

Stock options outstanding — end of period	7,104,473	$2.84

Stock options exercisable — end of period	3,890,805	$3.41

A summary of the Company’s stock options outstanding at June 30, 2010 is presented below:

	Weighted		Weighted-
	Average		Average
	Remaining		Exercise
Range of Exercise	Contractual	Number of	Price per
Prices per Share	Life	Common	Share
(CDN$)	(Years)	Shares	(CDN $)

Stock options outstanding
$1.37 to $4.99	3.96	5,786,675	$2.02
$5.00 to $9.99	4.41	1,107,639	5.71
$10.00 to $15.30	0.26	210,159	10.30

Stock options outstanding — end of period	3.92	7,104,473	$2.84

Options outstanding at June 30, 2010 expire between August 2010 and October 2016.
The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model. The following table outlines the range of assumptions used in the model for the period:

Six Months
Ended
June 30, 2010

Risk-free interest rate	2.48 – 2.49%
Expected stock price volatility	87.4 – 90.1%
Expected life	3.7 – 3.8 years
Expected forfeitures	—
Expected dividend yield	—
Fair value per share under options granted	CDN$0.88 – CDN$0.90
Stock-based compensation would be allocated as follows in the statement of operations:

	Three Months Ended		Six Months Ended
	June 30	June 30	June 30	June 30
(in thousands)	2010	2009	2010	2009

Operating expenses	$150	$157	$318	$269
Mineral property exploration	41	39	82	43
General and administrative	252	1,342	438	1,393

	$443	$1,538	$838	$1,705

The fair values of stock options with vesting provisions are amortized on a straight-line basis as stock-based compensation expense over the applicable vesting periods. At June 30, 2010, the Company had an additional $2,921,000 in stock-based compensation expense to be recognized periodically to November 2012.

18.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
A continuity summary of accumulated other comprehensive income (loss) (“AOCI”) is as follows:

	Three Months Ended		Six Months Ended
	June 30	June 30	June 30	June 30
(in thousands)	2010	2009	2010	2009

AOCI — beginning of period	$97,061	$(18,403)	$75,482	$(4,709)

Cumulative foreign currency translation gain (loss)
Beginning of period	$91,333	$(19,015)	$71,898	$(4,925)
Change in foreign currency translation	(26,536)	32,448	(7,101)	18,358

End of period	64,797	13,433	64,797	13,433

Unrealized gains (losses) on investments
Beginning of period	5,728	612	3,584	216
Net unrealized gains (losses), net of tax (1)	(4,992)	9,538	(2,848)	9,934

End of period	736	10,150	736	10,150

AOCI — end of period	$65,533	$23,583	$65,533	$23,583

(1)
Unrealized gains (losses) on investments deemed available-for-sale are included in other comprehensive income (loss) until realized. When the investment is disposed of or incurs a decline in value that is other than temporary, the gain (loss) is realized and reclassified to the income statement within Other income (expense). During the three and six months ended June 2010, approximately $794,000 and $916,000 of gains from investment disposals were recognized and reclassified to the income statement, respectively. During the three months and six months ended June 30, 2010, approximately $4,000 and $181,000 of other than temporary losses were recognized and reclassified to the income statement. During the three and six months ended June 2009, approximately $nil and $136,000 of gains from investment disposals were recognized and reclassified to the income statement, respectively. During the six months ended June 2009, no other than temporary losses were recognized.

19.	SUPPLEMENTAL FINANCIAL INFORMATION
The elements of operating expenses in the statement of operations are as follows:

	Three Months Ended		Six Months Ended
	June 30	June 30	June 30	June 30
(in thousands)	2010	2009	2010	2009

Cost of goods sold — mineral concentrates	$25,753	$12,092	$44,181	$33,100
Mining and development	8,836	13,171	17,774	27,841
Less: absorption to stockpiles, mineral properties	(8,227)	(12,077)	(17,009)	(26,137)
Mineral property amortization and stockpile depletion	16,416	9,242	23,426	26,934
Milling and conversion	15,335	12,027	27,382	27,932
Less: absorption to concentrates	(31,330)	(20,374)	(48,907)	(53,587)
Reclamation — accretion, adjustments	354	381	740	752
Post-employment — accretion, adjustments	61	54	141	105
Selling expenses	260	330	619	545
Cost of services	3,190	2,741	6,821	4,274
Inventory — non-cash adjustments	(4,473)	(822)	(7,180)	375

Operating expenses	$26,175	$16,765	$47,988	$42,134

The elements of other income (expense) in the statement of operations are as follows:

	Three Months Ended		Six Months Ended
	June 30	June 30	June 30	June 30
(in thousands)	2010	2009	2010	2009

Interest income	$147	$199	$341	$396
Interest expense	(3)	(740)	(9)	(1,434)
Gains (losses) on:
Foreign exchange	8,683	(5,760)	3,690	623
Land, plant and equipment	—	(270)	(180)	(264)
Investment disposals	794	—	916	136
Investment other than temporary losses	(4)	—	(181)	—
Restricted cash and investments — fair value change	327	(501)	340	(696)
Contract settlement fee income (1)	11,000	—	11,000	—
Other	(95)	(114)	93	(320)

Other income (expense)	$20,849	$(7,186)	$16,010	$(1,559)

(1)
During the three months ended June 30, 2010, the Company agreed to terminate one of its sales contracts in exchange for a termination fee of $11,000,000 payable in two installments — $6,000,000 in June 2010 and $5,000,000 in March 2011. The June 2010 installment has been received and the $5,000,000 March 2011 installment has been included in the Company’s trade and other receivable as a sundry receivable (see note 3).

20.	SEGMENTED INFORMATION
Business Segments
The Company operates in two primary segments — the mining segment and the services and other segment. The mining segment, which has been further subdivided by major geographic regions, includes activities related to exploration, evaluation and development, mining, milling and the sale of mineral concentrates. The services and other segment includes the results of the Company’s environmental services business, management fees and commission income earned from UPC and general corporate expenses not allocated to the other segments.

For the six months ended June 30, 2010, business segment results were as follows:

	Canada	U.S.A	Africa	Asia	Services
(in thousands)	Mining	Mining	Mining	Mining	and Other	Total

Statement of Operations:
Revenues	$18,018	$22,352	$—	$—	$8,835	$49,205

Expenses
Operating expenses	20,796	20,373	—	—	6,819	47,988
Sales royalties and capital taxes	1,242	—	—	—	45	1,287
Mineral property exploration	3,082	3	11	355	—	3,451
General and administrative	—	1,714	552	463	3,295	6,024
Stock option expense	—	—	—	—	838	838

	25,120	22,090	563	818	10,997	59,588

Income (loss) from operations	$(7,102)	$262	$(563)	$(818)	$(2,162)	$(10,383)

Revenues — supplemental:
Uranium concentrates	18,018	15,972	—	—	—	33,990
Vanadium concentrates	—	6,244	—	—	—	6,244
Environmental services	—	—	—	—	7,155	7,155
Management fees and commissions	—	—	—	—	1,680	1,680
Alternate feed processing and other	—	136	—	—	—	136

	$18,018	$22,352	$—	$—	$8,835	$49,205

Capital additions:
Property, plant and equipment	$680	$15,276	$759	$219	$139	$17,073

Long-lived assets:
Plant and equipment
Cost	95,145	90,347	964	523	2,939	189,918
Accumulated depreciation	(5,138)	(25,292)	(468)	(337)	(1,684)	(32,919)
Mineral properties	310,338	82,861	127,040	8,260	—	528,499
Intangibles	—	—	—	—	3,962	3,962
Goodwill	50,374	—	—	—	—	50,374

	$450,719	$147,916	$127,536	$8,446	$5,217	$739,834

For the six months ended June 30, 2009, business segment results were as follows:

	Canada	U.S.A	Africa	Asia	Services
(in thousands)	Mining	Mining	Mining	Mining	and Other	Total

Statement of Operations:
Revenues	$10,886	$18,755	$—	$—	$5,729	$35,370

Expenses
Operating expenses	12,238	25,622	—	—	4,274	42,134
Sales royalties and capital taxes	693	—	—	—	(5)	688
Mineral property exploration	3,432	9	8	1,130	—	4,579
General and administrative	7	2,119	742	543	4,442	7,853
Stock option expense	—	—	—	—	1,705	1,705

	16,370	27,750	750	1,673	10,416	56,959

Loss from operations	$(5,484)	$(8,995)	$(750)	$(1,673)	$(4,687)	$(21,589)

Revenues — supplemental:
Uranium concentrates	10,886	16,710	—	—	—	27,596
Vanadium concentrates	—	2,018	—	—	—	2,018
Environmental services	—	—	—	—	4,187	4,187
Management fees and commissions	—	—	—	—	1,542	1,542
Alternate feed processing and other	—	27	—	—	—	27

	$10,886	$18,755	$—	$—	$5,729	$35,370

Capital additions:
Property, plant and equipment	$3,033	$20,058	$1,883	$698	$189	$25,861

Long-lived assets:
Plant and equipment
Cost	87,991	76,858	1,065	523	2,713	169,150
Accumulated depreciation	(4,383)	(16,030)	(447)	(235)	(1,361)	(22,456)
Mineral properties	297,377	69,710	225,283	7,330	—	599,700
Intangibles	—	391	—	—	4,390	4,781
Goodwill	66,229	—	—	—	—	66,229

	$447,214	$130,929	$225,901	$7,618	$5,742	$817,404

For the three months ended June 30, 2010, business segment results were as follows:

	Canada	U.S.A	Africa	Asia	Services
(in thousands)	Mining	Mining	Mining	Mining	and Other	Total

Statement of Operations:
Revenues	$14,832	$8,549	$—	$—	$3,849	$27,230

Expenses
Operating expenses	15,187	7,799	—	—	3,189	26,175
Sales royalties and capital taxes	1,021	—	—	—	32	1,053
Mineral property exploration	1,678	—	11	77	—	1,766
General and administrative	—	817	303	252	1,397	2,769
Stock option expense	—	—	—	—	443	443

	17,886	8,616	314	329	5,061	32,206

Loss from operations	$(3,054)	$(67)	$(314)	$(329)	$(1,212)	$(4,976)

Revenues — supplemental:
Uranium concentrates	14,832	4,149	—	—	—	18,981
Vanadium concentrates	—	4,327	—	—	—	4,327
Environmental services	—	—	—	—	3,471	3,471
Management fees and commissions	—	—	—	—	378	378
Alternate feed processing and other	—	73	—	—	—	73

	$14,832	$8,549	$—	$—	$3,849	$27,230

For the three months ended June 30, 2009, business segment results were as follows:

	Canada	U.S.A	Africa	Asia	Services
(in thousands)	Mining	Mining	Mining	Mining	and Other	Total

Statement of Operations:
Revenues	$5,405	$3,877	$—	$—	$4,090	$13,372

Expenses
Operating expenses	6,151	7,873	—	—	2,741	16,765
Sales royalties and capital taxes	346	—	—	—	(11)	335
Mineral property exploration	1,576	5	8	913	—	2,502
General and administrative	3	1,032	409	271	1,816	3,531
Stock option expense	—	—	—	—	1,538	1,538

	8,076	8,910	417	1,184	6,084	24,671

Loss from operations	$(2,671)	$(5,033)	$(417)	$(1,184)	$(1,994)	$(11,299)

Revenues — supplemental:
Uranium concentrates	5,405	1,853	—	—	—	7,258
Vanadium concentrates	—	2,018	—	—	—	2,018
Environmental services	—	—	—	—	2,843	2,843
Management fees and commissions	—	—	—	—	1,247	1,247
Alternate feed processing and other	—	6	—	—	—	6

	$5,405	$3,877	$—	$—	$4,090	$13,372

Revenue Concentration
The Company’s business is such that, at any given time, it sells its uranium and vanadium concentrates to and enters into process milling arrangements and other services with a relatively small number of customers. In the six months ended June 2010, three customers from the mining segment and one customer from the services and other segment accounted for approximately 71% of total revenues. For the comparative six month period ended June 2009, two customers from the mining segment accounted for approximately 78% of total revenues.

21.	RELATED PARTY TRANSACTIONS
Uranium Participation Corporation
The following transactions were incurred with UPC for the periods noted:

	Three Months Ended		Six Months Ended
	June 30	June 30	June 30	June 30
(in thousands)	2010	2009	2010	2009

Revenue:
Management fees	$378	$505	$718	$800
Commission and transaction fees	—	742	962	742

	$378	$1,247	$1,680	$1,542

At June 30, 2010, accounts receivable includes $141,000 due from UPC with respect to the fees and transactions indicated above.
Korea Electric Power Corporation (“KEPCO”)
In June 2009, Denison completed definitive agreements with KEPCO. The agreements included a long-term offtake agreement which provides for the delivery to KEPCO of 20% of Denison’s annual U3O8 production (±10%) but not less than 350,000 pounds (±10%) per year from 2010 to 2015 inclusive. KEPCO also purchased 58,000,000 common shares of Denison representing approximately 17% of the issued and outstanding capital at the time of acquisition. Pursuant to a strategic relationship agreement, two representatives from KEPCO have been appointed to Denison’s board of directors as of the date hereof.
Other
During the six months ended June 2010, the Company has incurred management and administrative service fees of $42,000 (six months ended June 2009: $39,000) with a company owned by the Chairman of the Company which provides corporate development, office premises, secretarial and other services. At June 30, 2010, an amount of $nil was due to this company.
22.	CAPITAL MANAGEMENT AND FINANCIAL INSTRUMENTS
Capital Management
The Company’s capital includes cash and shareholders’ equity. The Company’s primary objective with respect to its capital management is to ensure that it has sufficient capital to maintain its ongoing operations, to provide returns for shareholders and benefits for other stakeholders and to pursue growth opportunities.
Fair Values of Financial Instruments
The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and price risk.
(a)	Credit Risk
Credit risk is the risk of loss due to a counterparty’s inability to meet its obligations under a financial instrument that will result in a financial loss to the Company. The carrying amount of financial assets represents the maximum credit exposure. The Company trades only with recognized, credit worthy third parties.

The maximum exposure to credit risk at the reporting date is as follows:

At June 30
(in thousands)	2010

Cash and cash equivalents	$21,992
Trade and other receivables	13,110
Investments	5,720
Restricted cash and investments	22,228

$63,050

(b)	Liquidity Risk
Liquidity risk is the risk that the Company will encounter difficulties in meeting obligations associated with its financial liabilities and other contractual obligations. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there is sufficient committed capital to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.
The maturities of the Company’s financial liabilities are as follows:

	Within 1	1 to 5
(in thousands)	Year	Years

Accounts payable and accrued liabilities	$13,055	$—
Debt obligations (Note 12)	294	220

	$13,349	$220

(c)	Currency Risk
Foreign exchange risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company operates internationally and is exposed to foreign exchange risk arising from various currency exposures. Foreign exchange risk arises from assets and liabilities that are denominated in a currency that is not the functional currency for the relevant subsidiary company.
Currently, the Company does not have any foreign exchange hedge programs in place and manages its operational foreign exchange requirements through spot purchases in the foreign exchange markets.
The sensitivity of the Company’s operations and other comprehensive income due to changes in the exchange rate between the Canadian dollar and its Zambian kwacha functional currencies and its United States dollar reporting currency as at June 30, 2010 is summarized below:

		Change in
	Change in	Comprehensive
(in thousands)	Net Income (1)	Net Income (1)

Canadian dollar
10% increase in value	$(15,516)	$23,830
10% decrease in value	$15,516	$(23,830)
Zambian kwacha
10% increase in value	$(2,804)	$(2,804)
10% decrease in value	$2,804	$2,804

(1)	In the above table, positive (negative) values represent increases (decreases) in net income and comprehensive net income respectively.
(d)	Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its outstanding borrowings and short-term investments. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk.

(e)	Price Risk
The Company is exposed to equity price risk as a result of holding long-term investments in other exploration and mining companies. The Company does not actively trade these investments.
The sensitivity analysis below has been determined based on the exposure to equity price risk at June 30, 2010:

		Change in
	Change in	Comprehensive
(in thousands)	Net Income (1)	Net Income (1)

Equity price risk
10% increase in equity prices	$—	$572
10% decrease in equity prices	$—	$(572)

(1)	In the above table, positive (negative) values represent increases (decreases) in net income and comprehensive net income respectively.
(f)	Fair Value Estimation
The following table illustrates the classification of the Company’s financial assets within the fair value hierarchy as at June 30, 2010:

				Fair
(in thousands)	Level 1	Level 2	Level 3	Value

Financial assets at fair value:
Investments-available for sale securities (1)	$5,720	$—	$—	$5,720
Restricted investments (2)	15,184	—	—	15,184

(1)	Classification designated as “available-for-sale”.

(2)	Classification designated as “held-to-trading”. See note 6 for amount of restricted investments within restricted cash and investments asset amount.
The fair value of financial instruments which trade in active markets (such as available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted marked price used to value financial assets held by the Company is the current bid price.
The fair values of cash and cash equivalents, trade and other receivables and accounts payable and accrued liabilities approximate their carrying values because of the short-term nature of these instruments.
The fair values of the Company’s restricted cash and investments approximate carrying values.
The fair values of the Company’s debt obligations approximate their carrying values.
23.	INCOME TAXES
For the six months ended June 30, 2010, the Company has recognized future tax recoveries of $1,915,000 The future tax recovery includes the recognition of previously unrecognized Canadian tax assets of $53,000.
24.	COMMITMENTS AND CONTINGENCIES
General Legal Matters
The Company is involved, from time to time, in various other legal actions and claims in the ordinary course of business. In the opinion of management, the aggregate amount of any potential liability is not expected to have a material adverse effect on the Company’s financial position or results.
Third Party Indemnities
The Company has agreed to indemnify Calfrac Well Services against certain specified future liabilities it may incur related to the assets or liabilities assumed by Calfrac on March 8, 2004.